September 21, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Donald Field

Re:	Cue Health Inc. (the “Registrant”) Registration Statement on Form S-1 (File No. 333-259250) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 16, 2021 and the date hereof, approximately 4,032 copies of the Preliminary Prospectus, dated September 15, 2021, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, as amended.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, September 23, 2021 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC
COWEN AND COMPANY, LLC

As representatives of the Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Dan Cocks
Name:	Dan Cocks
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
Name:	Chris Rigoli
Title:	Vice President

COWEN AND COMPANY, LLC

By:	/s/ Adam Chazan
Name:	Adam Chazan
Title:	Managing Director

[Signature Page to Acceleration Request Letter]